UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 25, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm announces appointment of Managing Director

Arlington, VA – 25 May 2005 – Metal Storm Limited (NASDAQ Small Cap ticker symbol MTSX and ASX trading code: MST)

Metal Storm Limited today announced the appointment of its chief executive officer, David Smith, as Managing Director.  David was appointed as the
Company’s CEO in February 2005 following the resignation of Chuck Vehlow due to ill health.
David was most recently President and Chief Operating Officer of SenSyTech, a publicly traded high-tech defense organization. Previously Mr. Smith held senior management roles at Quixote Corporation, a leading manufacturer of innovative transportation technologies; Amphenol, a US$1 billion electronic connector manufacturer; and General Electric Company, a leading player in the global defense market.

Terry O’Dwyer, Metal Storm’s Interim Chairman, welcomed Mr. Smith’s appointment to the Board and said that David brings to the Board the right experience and balance of skills for the current stage of Metal Storm’s development.  David a solid track record of achieving successful commercial outcomes within the technology and defense sectors, especially in our key US markets.

About Metal Storm

Metal Storm Limited is a defense technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices
Washington DC and a defense engineering capability located in Seattle, as ProCam Machine LLC.  The Company has invented 100% electronic ballistics technology that has no known conventional equivalent.  Metal Storm is working with government agencies and departments, including the National Institute of
Justice (US), the US Navy and US Army to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor

Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Company Contact:   Investor Contact:
David Smith    Gregory Pettit
Metal Storm, Inc.   Hill and Knowlton
TEL: 703-248-8218
ms@metalstorm.com   gpettit@hillandknowlton.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: 27 May 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary